Exhibit 17.2

FEDERATED MDT MID CAP GROWTH FUND
A portfolio of Federated MDT Series

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned Shareholders of Federated MDT Mid Cap Growth Fund, a portfolio of Federated MDT Series (the “Trust”), hereby designate and appoint Todd Zerega, Justine Patrick, Cathy Ryan, Heidi Loeffert, ____ and Erin Dugan, as proxies to act at the Special Meeting of Shareholders (the "Special Meeting") to be held on April 9, 2010 at 4000 Ericsson Drive, Warrendale, Pennsylvania, 15086-7561, at 2:00 p.m. (Eastern Time), and at any adjournment thereof.

The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this ballot. If this proxy is executed and returned in time and no choice is indicated as to an item, this proxy will be voted affirmatively on such matter. Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting or any adjournment thereof.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE FEDERATED MDT SERIES. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL.

1.  To approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Mid Cap Growth Strategies Fund (“Acquiring Fund”), a portfolio of Federated Equity Funds, would acquire all of the assets of Federated MDT Mid Cap Growth Fund (“Acquired Fund”) in exchange for Class A Shares, Class C Shares and Institutional Shares of Acquiring Fund to be distributed pro rata by Acquired Fund in complete liquidation and termination of Acquired Fund.  As a result of the reorganization, shareholders of the Acquired Fund will receive shares of the corresponding share class of the Acquiring Fund.

FOR                                          [   ]
AGAINST                                [   ]
ABSTAIN                                [   ]